ROUGE RESOURCES LTD.

FINANCIAL STATEMENTS

JANUARY 31, 2011

DALE MATHESON CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Partnership of:
Vancouver: Robert J. Burkart, Inc. · Alvin F. Dale Ltd. · Robert J. Matheson, Inc. · James F. Carr-Hilton Ltd. · Barry S. Hartley, Inc. · Rakesh I. Patel Inc. · Kenneth P. Chong Inc. · Reginald J. LaBonte Ltd. · F.M. Yada FCA Inc.
South Surrey: Michael K. Braun Inc. · Peter J. Donaldson, Inc.
Port Coquitlam: Wilfred A. Jacobson Inc. · Brian A. Shaw Inc. · G.D. Lee Inc. · Fraser G. Ross, Ltd.

INDEPENDENT AUDITOR'S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Rouge Resources Ltd.:

We have audited the accompanying financial statements of Rouge Resources Ltd., which comprise the balance sheets as at January 31, 2011 and 2010, and the statements of operations, comprehensive loss and deficit and cash flows for the years ended January 31, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. We were not engaged to perform an audit of the company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an option on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Rouge Resources Ltd. as at January 31, 2011 and 2010 and the results of its operations, and its cash flows for the years ended January 31, 2011, 2010 and 2009, in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

We draw attention to Note 1 to the financial statements, which describes certain conditions that give rise to substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not qualified in respect of this matter.

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
May 20, 2011

Vancouver (Head Office) Suite 1500 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 689 2778 - Main Reception
South Surrey Suite 301 - 1656 Martin Drive, White Rock, B.C., Canada V4A 6E7, Tel: 604 531 1154 • Fax: 604 538 2613
Port Coquitlam Suite 700 - 2755 Lougheed Highway, Port Coquitlam, B.C., Canada V3B 5Y9, Tel: 604 941 8266 • Fax: 604 941 0971

ROUGE RESOURCES LTD.
(An Exploration Stage Company)
BALANCE SHEETS

	JANUARY 31,
	2011	2010

ASSETS
Current
Cash	$144,952	$53,623
Other receivable	8,419	1,816
	153,371	55,439

Restricted cash	6,900	6,900
Mineral property interests (Note 3)	200,879	105,791
Furniture and equipment (Note 4)	2,886	1,294

	$364,036	$169,424

LIABILITIES
Current
Accounts payable and accrued liabilities	$92,523	$70,556
Due to related parties (Note 5)	100,913	1,069,901
	193,436	1,140,457

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share Capital (Note 6)	3,110,796	1,613,471
Share Subscriptions Received	-	100,000
Contributed Surplus (Note 6)	53,357	53,357
Deficit	(2,993,553)	(2,737,861)
	170,600	(971,033)

	$364,036	$169,424

Going concern (Note 1)

Approved on behalf of the Board of Directors:

“Linda Smith”	“Darcy Krell”
Director	Director

The accompanying notes are an integral part of these financial statements.

ROUGE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

	YEARS ENDED JANUARY 31
	2011	2010	2009

General and Administration Expenses
Amortization	$439	$554	$793
Accounting and audit fees	37,979	32,107	53,775
Accretion on promissory note (Note 5)	14,926	14,007	11,871
Management fees (Note 5)	60,000	60,000	52,750
Office and general (Note 5)	57,661	40,710	29,579
Professional fees	27,530	8,232	16,280
Transfer agent and filing fees	45,229	11,308	11,632
Travel and promotion	11,928	3,685	18,655

Loss before other item	(255,692)	(170,603)	(195,335)

Other item
Accounts payable written off	-	51,681	-

Net and Comprehensive Loss	(255,692)	(118,922)	(195,335)

Deficit, Beginning	(2,737,861)	(2,618,939)	(2,423,604)

Deficit, Ending	$(2,993,553)	$(2,737,861)	$(2,618,939)

Net Loss Per Share - Basic and Diluted	$(0.01)	$(0.01)	$(0.05)

Weighted Average Number of Shares Outstanding - Basic and Diluted	33,578,870	10,565,171	3,597,958

The accompanying notes are an integral part of these financial statements.

ROUGE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS

	YEARS ENDED JANUARY 31
	2011	2010	2009

Cash Flows Provided by (Used In):

Operating Activities
Net and Comprehensive Loss	$(255,692)	$(118,922)	$(195,335)
Items not requiring use of cash:
Amortization	439	554	793
Accretion on convertible promissory note	14,926	14,007	11,871
Accounts payable written off	-	(51,681)	-
	(240,327)	(156,042)	(182,671)
Changes in operating assets and liabilities:
Other receivable	(6,603)	720	1,528
Accounts payable and accrued liabilities	21,967	(2,411)	18,570
	(224,963)	(157,733)	(162,573)

Investing Activities
Mineral property interests	(95,088)	(20,446)	(14,906)
Purchase of furniture and equipment	(2,031)	-	-
	(97,119)	(20,446)	(14,906)

Financing Activities
Advances (to) from related parties	(983,914)	126,946	(323,664)
Shares subscriptions received	-	100,000	-
Shares issued for cash	1,397,325	-	500,000
	413,411	226,946	176,336

Increase (Decrease) in Cash during the Year	91,329	48,767	(1,143)

Cash, Beginning of Year	53,623	4,856	5,999

Cash, End of Year	$144,952	$53,623	$4,856

Supplemental Cash Flow Information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

ROUGE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2011

1.	NATURE OF OPERATIONS AND GOING CONCERN

Rouge Resources Ltd. (the “Company”) was incorporated on March 31, 1988 in British Columbia, Canada. The Company is engaged in the acquisition and exploration of mineral resource properties. The Company’ stock is quoted on the OTC Bulletin Board in the United States.

Going Concern

These financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern significant adjustment to asset values may be necessary. The ability of the Company to continue as a going concern is dependent upon the company raising sufficient financing to complete exploration and development activities, the discovery of economically recoverable reserves, and upon future profitable operations or proceeds from disposition of resource property interests. The Company presently, has not to date determined whether its mineral property interests contain economically recoverable resources.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Company are presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in its functional currency, Canadian dollars. A reconciliation of differences between the Canadian GAAP and United States (“US”) GAAP is presented in Note 11.

Financial Instruments
The Company has made the following designations of its financial instruments: cash as held for trading, other receivable as loans and receivables, accounts payable and due to related parties as other financial liabilities.

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862 “Financial Instruments-Disclosure” requires an entity to classify fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value. The levels and inputs which may be used to measure fair value are as follows:

1.	Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets and liabilities;
2.

Level 2 – fair values are based on inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

3.	Level 3 – applies to assets and liabilities for inputs that are not based on observable market data, which are unobservable inputs.

Financial instruments classified as level 1 – quoted prices in active markets included cash.

Estimates, Assumptions and Measurement Uncertainty
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from these estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be material. The significant areas requiring the use of management estimates relate to the carrying values of mineral properties, allocation of cost to mineral properties, financial instruments and future income tax rates.

Mineral Property Interests
The Company records its mineral property interests at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value. Costs incurred for acquisition, including where applicable, option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or management has determined impairment in value.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment on a reporting period basis or as events and changes in circumstances warrant based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs for acquisition and deferred exploration represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future success or proceeds from disposition of the mineral interests. Upon the establishment of production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the resource on the unit of production method.

Impairment of Long-lived Assets
The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Impairment determinations are based on management's estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using management’s fair value determinations of estimated recoverable value.

Asset Retirement Obligations
The Company reviews and recognizes legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled. Mineral property interests related to retirement obligations are capitalized as part of deferred exploration and development costs and are accounted for in the same manner as all other capitalized costs. Management is not aware of any significant known or anticipated liability or reclamation requirement arising from its past or current operations.

Stock-Based Compensation
The Company records all stock based awards at fair value. All stock based awards to employees and non-employees are measured at the time of grant, or revision, and the fair value attributed is charged to operations, allocated to specific asset accounts, and recognized over the vesting period. Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

Loss per Share
The Company uses the treasury stock method for the computation of loss per share. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments which assume that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate. Basic net loss per share has been calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is equal to the basic loss per share as the effect of dilutive instruments will be anti dilutive.

Future Income Taxes
Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. Future income tax assets are only recorded if realization is determined to be more likely than not.

Furniture and Equipment
The Company records amortization on furniture and computer equipment using the declining balance method at a rate of 30% per annum.

Recent Accounting Pronouncements

International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards (“IFRS”) over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. The adoption of IFRS will require the Company to prepare its comparative figures for the year ended January 31, 2012 in accordance with IFRS. The Company continues to monitor and assess the impact of Canadian GAAP and IFRS.

Other accounting pronouncements issued by the CICA with future effective dates have been reviewed by management and determined to be either not applicable or are not expected to be significant to the financial statements of the Company.

3.	MINERAL PROPERTY INTERESTS

The balance of mineral property interests as at January 31, 2011 and 2010 are as follows:

	2011	2010
Dotted Lake Property
Acquisition cost
Staking	$15,261	$15,261
Deferred exploration costs
Geological surveys	142,637	69,736
Geological consulting fees and expenses	33,948	20,794
	176,585	90,530

	191,846	105,791
Lampson Lake Property
Acquisition cost
Option payment	7,000	-
Other acquisition cost	2,033	-
	9,033	-

	$200,879	$105,791

During year ended January 31, 2010, the Company expanded its 100% owned holdings in the Dotted Lake Property from a single claim to 10 claims by means of staking at an additional cost of $11,055.

During year ended January 31, 2011,

i) the Company entered into an option to purchase agreement regarding an additional two claims adjacent to the Dotted Lake Property, known as the Lampson Lake Property. The Company has an exclusive option to purchase a 100% interest in these two claims by making option payments totalling $60,000 of which $7,000 was paid on signing the agreement dated April 20, 2010. The second payment of $12,000 was made subsequent to the year end on April 20, 2011 with $16,000 due in the second anniversary year of the effective date and a final payment of $25,000 due in the third anniversary year of the effective date. The property is subject to a 2% net smelter royalty when, and if, mineral exploration and development eventually leads to mining revenue from the property.

On exercise of the option, the Company’s holdings will then total 12 claims consisting of 104 mining units on 1,683 hectares. The Dotted Lake claims are currently in good standing with the Ontario Ministry of Northern Development of Mines and Forests.

ii) the Company expended $86,054 on the Dotted Lake Property comprised of $72,901 for prospecting and trenching as follow-up to the positive gold mineralization results identified from soil sampling in 2008 and 2009, and $13,154 for its consulting geologist to draft an independent technical report covering a review of all work completed on the property to date together with recommendations for further exploration work in the future.

The Company’s mineral property interests are being held in trust on behalf of the Company by an officer-director pursuant to an Amended Trust and Indemnity Agreement dated December 16, 2010.

4.	FURNITURE AND EQUIPMENT

	2011	2010
Furniture and equipment, at cost	$8,001	$5,970
Less: Accumulated amortization	(5,115)	(4,676)
Net Book Value	$2,886	$1,294

5.	RELATED PARTY TRANSACTIONS

As at January 31, 2011, loans payable aggregating $100,913 (2010: $1,069,901) are owing to officers of the company and an immediate family member of an officer of the Company. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

Included in the amounts due to related parties is a convertible promissory note form an immediate family member of an officer of the Company in the amount of $Nil (2010 - $41,827). The amount was non-interest bearing and is unsecured and the maturity date was January 1, 2011. The loan was fully repaid during the year end January 31, 2011. Accretion on the conversion feature of $14,926 (2010 - $14,007) was recorded in expenses during the year ended January 31, 2011.

The following amounts were charged to the Company by a director of the Company during the years ended January 31:

	2011	2010	2009
Management fees	$60,000	$60,000	$52,750
Office rent	30,000	30,000	18,000
	$90,000	$90,000	$70,750

Related party transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

6.	SHARE CAPITAL

a)	Common Shares

Authorized

Unlimited common shares without par value

Issued and outstanding

The following table summarizes common shares issued and outstanding for the years ended January 31:

	2011		2010
	Number of		Number of
	shares	Amount	shares	Amount

Balance, beginning of year	10,565,171	$1,613,471	10,565,171	$1,613,471
Private Placement @ $0.05 per share	30,000,000	1,500,000	-	-

Share issue costs		(2,675)		-

Balance, end of year	40,565,171	$3,110,796	10,565,171	$1,613,471

During the year ended January 31, 2011, the Company completed a non-brokered private placement of 30,000,000 units at $0.05 for total proceeds of $1,500,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of two years. No fair value was attributed to the warrants. Share issuance costs of $2,675 were incurred in relation to this private placement.

b)	Share Purchase Warrants

The following share purchase warrants were outstanding for the years ended January 31:

January 31,			January 31,	Exercise
2010	Issued	Expired	2011	Price	Expiry
					April 30,
10,000,000	30,000,000	(10,000,000)	30,000,000	$0.10	2012

As at January 31, 2011, the weighted average remaining life of the share purchase warrants is 1.08 years and the weighted average exercise price is $0.10.

c)	Stock Option Plan

The Company has adopted a stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to five years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any insider in any twelve month period will not exceed 10% of the issued and outstanding common shares and the number of common shares reserved for issuance to any employee or consultant will not exceed 2% of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

No stock options have been granted in current and prior years and no stock options are currently outstanding.

d)	Contributed Surplus

Balance, January 31, 2011 and 2010	$53,357

7.	INCOME TAXES

A reconciliation of income tax balances at substantially enacted statutory rates is as follows:

	2011	2010	2009
Loss before income taxes	$255,692	$118,922	$195,335
Statutory tax rate	28.5%	30%	31%

Expected income tax recovery	(72,872)	(35,677)	(60,554)
Adjustments resulting from:
Non-deductible differences	4,254	4,202	4,064
Impact of changes in tax rates	6,362	12,560	97,175
Non-capital loss not utilized	19,380	18,600	21,390
Change in valuation allowance	42,876	315	(62,075)

Future income tax benefit	$-	$-	$-

Potential future tax assets of the Company are comprised of the following:

	2011	2010
Non-capital losses carried-forward	$267,750	$224,750
Capital assets	366	490
Mineral properties and deferred exploration	50,000	50,000
	318,116	275,240
Less: Valuation allowance	(318,116)	(275,240)

Net future tax asset	$-	$-

As at January 31, 2011, the Company has non-capital losses available for carry forward totalling approximately $1,072,000 which expire as follows:

2012	$84,000
2026	132,000
2027	176,000
2028	152,000
2029	183,000
2030	105,000
2031	240,000
$1,072,000

A valuation allowance has been used to offset the net benefit related to the future tax assets as a result of the uncertainty associated with the ultimate realization of these tax assets before expiry.

8.	CAPITAL MANAGEMENT

The Company manages its capital structure, consisting of cash and share capital, and makes adjustments to it depending on the funds available to the Company for acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has interests are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out its planned exploration and fund on-going general and administrative expenses, the Company intends to use existing working capital and raise additional amounts as needed through share issuances and loans. The Company will continue to assess new properties and seek to acquire an interest in additional properties where there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the small size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the year ended January 31, 2011.

9.	RISK MANAGEMENT

The Company is engaged in the mineral exploration business and manages related industry risk directly. The Company is potentially at risk for environmental reclamation and for fluctuations in commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

a)

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is in its cash accounts. This risk is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies.

b)

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company operates primary in Canada and therefore is not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

c)

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. The fair value of the Company’s cash account is relatively small and unaffected by changes in short term interest rates.

d)

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available capital to meet its third party obligations as they are due.

10.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with US GAAP. The material differences between Canadian and US GAAP affecting the Company’s financial statements are described and quantified below.

Mineral Property Interests

Acquisition and exploration costs are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For US GAAP, acquisition costs are capitalized and reviewed for impairment on a reporting period basis and exploration costs are expensed as incurred. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized.

Equity component of convertible note, ie. contributed surplus

Under Canadian GAAP, companies allocate convertible loan proceeds between the debt component and the embedded conversion feature based on their relative fair values. Under US GAAP, companies allocate convertible loan proceeds to the embedded conversion feature only if such feature has intrinsic value. Under US GAAP, the convertible note should be treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component.

a)	Effect on Balance Sheets

	2011	2010

Mineral property interests
Per Canadian GAAP	$200,879	$105,791
Deferred exploration costs written off	(178,618)	(90,530)
Per US GAAP	$22,261	$15,261

Liabilities
Per Canadian GAAP	$193,436	$1,140,457
Equity portion of convertible note	53,357	53,357
Accretion of convertible note	(53,357)	(38,430)
Per US GAAP	$193,436	$1,155,384

Shareholders’ equity (deficiency)
Per Canadian GAAP	$170,600	$(971,033)
Deferred exploration costs written off	(178,618)	(90,530)
Equity portion of convertible note	(53,357)	(53,357)
Accretion of convertible note	53,357	38,430
Per US GAAP	$(8,018)	$(1,076,490)

b)	Effect on Statements of Operations, Comprehensive Loss and Deficit

	2011	2010	2009

Net and comprehensive loss
Per Canadian GAAP	$(255,692)	$(118,922)	$(195,335)
Deferred exploration costs written off	(88,088)	(9,391)	(14,906)
Accretion of convertible note	14,926	14,007	11,871
Per US GAAP	$(328,854)	$(114,306)	$(198,370)

Net and comprehensive loss per common share, basic and diluted
Per Canadian GAAP	$(0.01)	$(0.01)	$(0.05)
Per US GAAP	$(0.01)	$(0.01)	$(0.06)

c)	Effect on Statements of Cash Flows

	2011	2010	2009

Cash flows used in operating activities
Per Canadian GAAP	$(224,963)	$(157,733)	$(162,523)
Deferred exploration costs written off	(88,088)	(9,391)	(14,906)
Accretion of convertible note	14,926	14,007	11,871
Per US GAAP	$(298,125)	$(153,117)	$(165,608)

Cash flows used in investing activities
Per Canadian GAAP	$(97,119)	$(20,446)	$(14,906)
Deferred exploration costs written off	88,088	9,391	14,906
Per US GAAP	$(9,031)	$11,055	$-

d)	Recent Accounting Guidance Not Yet Adopted

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. It does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operations or cash flows.